Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011	Commission File Number: 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

For Immediate Release
July 20, 2011

Grupo Radio Centro Reports Second Quarter and First Half 2011 Results

Mexico City, July 20, 2011 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2011. All figures were prepared in accordance with International Financial Reporting Standards (IFRS).

Second Quarter Results

The Company’s broadcasting revenue for the second quarter of 2011 totaled Ps. 230,431,000, a 10.5% increase compared to the Ps. 208,589,000 reported for the second quarter of 2010. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico, who purchased more airtime during the second quarter of 2011 compared to the same period of 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter of 2011 totaled Ps. 167,542,000, a slight increase compared to the Ps. 167,245,000 reported for the second quarter of 2010.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter of 2011 totaled Ps. 62,889,000, a 52.1% increase compared to the Ps. 41,344,000 reported for the second quarter of 2010.  This increase was attributable to the increase in broadcasting revenue described above.

The Company’s depreciation and amortization expenses in the second quarter of 2011 totaled Ps. 5,577,000, a 9.2% decrease compared to the Ps. 6,145,000 reported for the second quarter of 2010.  This decrease was attributable to a reduction in the amount of depreciable assets during the second quarter of 2011 as compared to the same period of 2010.

The Company’s corporate, general and administrative expenses in the second quarter of 2011 totaled Ps. 3,779,000, the same amount reported for the second quarter of 2010.

The Company’s operating income for the second quarter of 2011 totaled Ps. 53,533,000, a 70.4% increase compared to the Ps. 31,420,000 reported for the second quarter of 2010.  This increase was mainly due to the increase in broadcasting income described above.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2011 Results

The Company’s other expenses, net, for the second quarter of 2011 totaled Ps. 16,183,000, a 24.4% increase compared to the Ps. 13,010,000 reported for the second quarter of 2010. This increase was mainly attributable to non-recurring expenses and legal expenses during the second quarter of 2011.

The Company’s comprehensive financing cost in the second quarter of 2011 totaled Ps. 5,624,000, a slight increase compared to the Ps. 5,480,000 reported for the second quarter of 2010.

The Company’s income before income taxes in the second quarter of 2011 totaled Ps. 31,726,000, a 145.4% increase compared to the Ps. 12,930,000 reported for the second quarter of 2010.

The Company’s income taxes totaled Ps. 15,339,000 in the second quarter of 2011, a 56.4% increase compared to the Ps. 9,809,000 reported for the second quarter of 2010.  This increase was due to an increase in taxable income during the second quarter of 2011 as compared to the same period of 2010.

As a result of the foregoing, the Company’s net income in the second quarter of 2011 totaled Ps. 16,387,000, more than five times the Ps. 3,121,000 of net income reported for the second quarter of 2010.

First Half Results

The Company’s broadcasting revenue for the six months ended June 30, 2011 totaled Ps. 419,197,000, an 11.8% increase compared to the Ps. 374,870,000 reported for the same period of 2010. This increase was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during the first half of 2011 than in the same period of 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2011 totaled Ps. 338,198,000, a 3.1% increase compared to the Ps. 328,028,000 reported for the same period of 2010. This increase was primarily due to (i) higher research and promotion costs, (ii) increased production costs of talk shows, and (iii) higher commissions paid to the Company’s sales force and to advertising agencies due to higher broadcasting revenue, in each case, in the first half of 2011 compared to the same period of 2010.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2011 totaled Ps. 80,999,000, a 72.9% increase compared to the Ps. 46,842,000 reported for the same period of 2010.

The Company’s depreciation and amortization expenses for the first six months of 2011 totaled Ps. 11,188,000, a 9.0% decrease compared to the Ps. 12,289,000 reported for the same period of 2010. This decrease was due to a reduction in the amount of depreciable assets in the first half of 2011 compared to the same period of 2010.

The Company’s corporate, general and administrative expenses for the first six months of 2011 totaled Ps. 7,557,000, the same amount reported for the same period of 2010.

As a result of the foregoing, the Company recorded operating income of Ps. 62,254,000 for the first six months of 2011, a 130.6% increase compared to the Ps. 26,996,000 reported for the same period of 2010.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2011 Results

The Company’s other expenses, net, for the first six months of 2011 totaled Ps. 31,203,000, a 17.9% increase compared to the Ps. 26,465,000 reported for the same period of 2010. This increase was mainly attributable to non-recurring expenses and legal expenses in the first half of 2011 compared to the same period of 2010.

The Company’s comprehensive cost of financing for the first six months of 2011 totaled Ps. 10,384,000, a decrease of 19.1% compared to the Ps. 12,840,000 reported for the same period of 2010. This decrease was mainly attributable to a reduction in the interest expense paid in the first half of 2011 resulting from a reduction in the annual interest rate of the Company’s loan with Banco Inbursa, S.A. from 13% through March 18, 2010 to 9.5% thereafter combined with a reduction in the principal amount of such loan.

The Company’s income before income taxes for the first six months of 2011 totaled Ps. 20,667,000, a significant increase compared to the loss before taxes of Ps. 12,309,000 reported for the same period of 2010.  This increase was mainly due to the aforementioned increase in broadcasting revenue.

The Company’s income taxes for the first six months of 2011 totaled Ps. 21,576,000, a 77.3% increase compared to the Ps. 12,167,000 recorded for the same period of 2010.  This increase was mainly due to an increase in taxable income in the first half of 2011 compared to the same period of 2010.

As a result of the foregoing, the Company recorded a net loss of Ps. 909,000 in the first six months of 2011, compared to a net loss of Ps. 24,476,000 for the same period of 2010.

Recent Events

As of January 1, 2011, the Company adopted the IFRS applicable to its financial information.  Financial results included in this press release from both the first half of 2011 and the first half of 2010 were prepared based on such standards and are fully comparable.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2011 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 110 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of June 30, 2011 and 2010
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)
	June 30,
	2011		2010
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	10,507	124,397	33,689

Accounts receivable:
Broadcasting, net	25,571	302,733	226,558
Other	634	7,504	8,414
	26,205	310,237	234,972

Prepaid expenses	2,383	28,209	89,004
Total current assets	39,095	462,843	357,665

Property and equipment, net	36,426	431,246	447,326
Deferred charges, net	366	4,330	2,465
Excess of cost over book value of net assets of subsidiaries, net	70,012	828,863	828,863
Other assets	288	3,416	3,338
Total assets	146,187	1,730,698	1,639,657

LIABILITIES
Current:
Notes payable	3,452	40,871	71,386
Advances from customers	10,352	122,562	72,101
Suppliers and other accounts payable	5,758	68,164	67,627
Taxes payable	4,996	59,149	27,577
Total current liabilities	24,558	290,746	238,691

Long-Term:
Notes payable	5,913	70,000	110,000
Reserve for labor liabilities	5,164	61,136	68,178
Deferred taxes	1,711	20,258	14,784
Total liabilities	37,346	442,140	431,653

SHAREHOLDERS' EQUITY
Capital stock	89,532	1,059,962	1,059,962
Cumulative earnings	5,530	65,469	(15,076)
Reserve for repurchase of shares	2,533	29,989	29,989
Effect from Initial Adoption of IFRS	11,219	132,821	132,821
Controlling Interest	108,814	1,288,241	1,207,696
Non-controlling Interest	27	317	308
Total shareholders' equity	108,841	1,288,558	1,208,004
Total liabilities and Shareholders' equity	146,187	1,730,698	1,639,657

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.8389 per U.S. dollar, the rate on June 30, 2011.

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2011 and 2010
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
	2nd Quarter			Accumulated 6 months
	2011		2010	2011		2010
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	19,464	230,431	208,589	35,408	419,197	374,870
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses	14,152	167,542	167,245	28,567	338,198	328,028
Broadcasting income	5,312	62,889	41,344	6,841	80,999	46,842

Depreciation and amortization	471	5,577	6,145	945	11,188	12,289
Corporate, general and administrative expenses	319	3,779	3,779	638	7,557	7,557
Operating income	4,522	53,533	31,420	5,258	62,254	26,996

Other expenses, net	(1,367)	(16,183)	(13,010)	(2,636)	(31,203)	(26,465)

Comprehensive financing cost:
Interest expense	(480)	(5,680)	(5,592)	(876)	(10,371)	(13,212)
Interest income (2)	3	41	537	0	2	546
(Loss) on foreign currency exchange, net	1	15	(425)	(1)	(15)	(174)
	(476)	(5,624)	(5,480)	(877)	(10,384)	(12,840)

Income (loss) before income taxes	2,679	31,726	12,930	1,745	20,667	(12,309)

Income taxes	1,296	15,339	9,809	1,822	21,576	12,167
Net income (loss)	1,383	16,387	3,121	(77)	(909)	(24,476)

Net income (loss) applicable to:
Majority interest	1,383	16,386	3,119	(77)	(912)	(24,481)
Minority interest	0	1	2	0	3	5
	1,383	16,387	3,121	(77)	(909)	(24,476)

Net income per Series A Share (3)				0.044	0.5160	0.1735
Net income per ADS (3)				0.392	4.6440	1.5615
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.8389 per U.S. dollar, the rate on June 30, 2011.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2011 and 2010 was Ps. 562,000 and Ps. 1,422,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2011 and 2010 was Ps. 1,023,000 and Ps. 2,342,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: July 20, 2011	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer